United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission file number 1-11588

Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan

(Full title of plan)

Saga Communications, Inc.

73 Kercheval Avenue

Grosse Pointe Farms, Michigan 48236

(Name of issuer of securities held pursuant to plan and address of its principal executive office)

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Table of Contents

Financial Statements and Supplemental Schedule

Years ended December 31, 2013 and 2012

2

Report of Independent Registered Public Accounting Firm

Plan Administrator

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, MI

June 27, 2014

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Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value:
Pooled separate accounts	$26,078,463	$20,425,332
Guaranteed income fund	5,998,330	5,114,401
Saga common stock	6,111,482	4,275,080
	38,188,275	29,814,813

Receivables:
Employer contributions	243,103	230,229
Notes receivable from participants	635,663	538,546
	878,766	768,775
Liabilities
Corrective distributions payable	162	9,003

Net assets available for benefits	$39,066,879	$30,574,585

See accompanying notes.

4

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2013	2012
Additions to net assets attributed to
Investment income:
Interest and dividends	$336,284	$277,571
Net realized and unrealized appreciation
in fair value of investments:
Pooled separate accounts	5,723,382	2,706,238
Saga common stock	1,865,610	814,457
Total investment income	7,925,276	3,798,266
Interest income on notes receivable from participants	24,140	25,436
Participant contributions	1,934,115	1,845,613
Employer contributions	243,103	230,229
Total additions	10,126,634	5,899,544

Deductions from net assets attributed to
Benefit payments	1,634,178	952,291
Corrective distributions	162	9,003
Total deductions	1,634,340	961,294

Net increase in net assets	8,492,294	4,938,250
Net assets available for benefits:
Beginning of year	30,574,585	25,636,335
End of year	$39,066,879	$30,574,585

See accompanying notes.

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements

Years ended December 31, 2013 and 2012

1. Description of Plan

The following description of Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information, Saga Communications, Inc. (the “Company”) is the plan sponsor. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment, reached the age of twenty-one, and have been credited with 1,000 hours of service during a 12 month period. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Contributions to employees’ accounts are effected through voluntary payroll deductions. Participants may contribute 1% - 50% of their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k). The statement of changes in net assets available for benefits for the years ended December 31, 2013 and 2012 include a reduction for corrective distributions of excess contributions and related earnings of approximately $162 and $9,003, respectively, that was refunded to participants during 2014 and 2013, respectively, in order to meet the necessary compliance requirements under ERISA and IRS rules.

Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options.

The Company may make discretionary matching contributions to the Plan, which are contributed as Saga Common Stock. The participant may immediately transfer those dollars to other investment options.

For the 2013 and 2012 plan years, the Company made discretionary contributions of $243,103 and $230,229, respectively, which was allocated to participants up to a maximum of 25% of the first 5% of a participating employee’s 2013 and/or 2012 compensation, not to exceed $1,000.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter in which the loan originates plus 1%. Principal and interest are paid ratably through payroll deductions and are credited to the participant’s account.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution of a portion of the participant’s account balance. Such distributions are generally made in a lump sum.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits

Benefits are recorded when paid.

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses had been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, then the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures are used in determining asset values. These estimation procedures might result in fair values that are different from the values that would exist in a ready market due to the potential subjectivity in the estimates. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2013	2012

Guaranteed Income Fund	$5,998,330	$5,114,401
Saga Common Stock	$6,111,482	$4,275,080
Fidelity Contrafund Account	$4,013,099	$3,038,816
Vanguard Wellington / Admiral Fund	$2,559,139	$1,745,722
International Blend / Thornburg Fund	*	$1,596,781
___________
* Investment is less than 5% of the Plan’s net assets as of the period indicated.

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

 Notes to Financial Statements (continued)

4. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 –	Observable inputs based on quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 –	Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for assets measured at fair value as of December 31, 2013 and 2012:

Pooled Separate Accounts – Pooled separate accounts are valued on a net unit value basis as determined by Prudential Retirement Insurance Company (“Prudential”) on the last business day of the Plan year. The fair values of these investments are determined by reference to the respective fund’s underlying assets, with Prudential specifying the source to use for underlying investment asset prices. The investments underlying the Plan’s pooled separate accounts are mutual funds that primarily include domestic and international equities and domestic fixed income securities. In the event the valuation disclosed in the financial statements of the underlying funds is not deemed reasonable, Prudential may make adjustments to achieve a price believed to be more reflective of fair value. In 2013 the Company revised its fair value measurement hierarchy for certain pooled separate accounts from level 3 to level 2. The fair value disclosures for 2012 have been revised to conform to the 2013 presentation.

Pooled separate accounts that are valued using audited financial statements that provide value ranges for each fund are reported as a Level 2 investment within the fair value hierarchy. If there is little or no market data available, nor the availability of audited financial statements, and the fair value is based on the Net Asset Value considering the units held as of year-end and is reported as a Level 2 investment within the fair value hierarchy.

9

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

 Notes to Financial Statements (continued)

Saga Common Stock– The Saga common stock is valued at the closing price reported on the NYSE MKT stock exchange.

Guaranteed Income Fund – The guaranteed income fund is recorded at contract value, which approximates fair value. See Guaranteed Income Fund below for further information related to the valuation of this investment.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Company believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair market value of certain financial instruments could result in a different fair value measurement result at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts:
U.S. Bonds(a)	$—	$1,841,217	$—	$1,841,217
Balanced Fund (b)	—	4,724,327	—	4,724,327
Large Cap Stock (c)	—	10,693,794	—	10,693,794
Mid Cap Stock (d)	—	3,573,120	—	3,573,120
Small Cap Stock (e)	—	1,630,584	—	1,630,584
International Stock (f)	—	3,615,421	—	3,615,421
Guaranteed Income Fund	—	—	5,998,330	5,998,330
Saga Common Stock	6,111,482	—	—	6,111,482
	$6,111,482	$26,078,463	$5,998,330	$38,188,275

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts:
U.S. Bonds (a)	$—	$1,758,379	$—	$1,758,379
Balanced Fund (b)	—	3,443,567	—	3,443,567
Large Cap Stock (c)	—	8,388,186	—	8,388,186
Mid Cap Stock (d)	—	2,633,806	—	2,633,806
Small Cap Stock (e)	—	1,209,944	—	1,209,944
International Stock (f)	—	2,991,450	—	2,991,450
Guaranteed Income Fund	—	—	5,114,401	5,114,401
Saga Common Stock	4,275,080	—	—	4,275,080
	$4,275,080	$20,425,332	$5,114,401	$29,814,813

10

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

 Notes to Financial Statements (continued)

(a)	U.S Bonds: These funds are primarily comprised of domestic fixed income securities. Redemptions can occur daily.
(b)	Balanced Fund: These funds are primarily invested in a diversified portfolio of U.S. equity and debt securities to present a balanced investment program between growth and income. Redemptions can occur daily.
(c)	Large Cap Stock: These funds are primarily invested in domestic equities of large size companies. Redemptions can occur daily.
(d)	Mid Cap Stock: These funds are primarily invested in domestic equities of mid size companies. Redemptions can occur daily.
(e)	Small Cap Stock: These funds are primarily invested in domestic equities of small size companies. Redemptions can occur daily.
(f)	International Stock: These funds are primarily comprised of international equities. Redemptions can occur daily.

Level 3 – Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2013:

Guaranteed Income Fund
Balance, January 1, 2013	$5,114,401
Interest credited	124,528
Realized gains	—
Unrealized gains	—
Purchases	1,457,582
Sales	(698,181)
Balance, December 31, 2013	$5,998,330

Guaranteed Income Fund – Investment Contract with Insurance Company

The Plan contains an investment in a Guaranteed Income Fund (“Fund”), which is supported by a group annuity insurance contract with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and fees.

Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Under this contract participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value within reasonable timeframes. The contract is affected directly between the plan sponsor and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Given these provisions, the contract is considered to be benefit responsive.

11

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

 Notes to Financial Statements (continued)

The Fund is an insurance company issued general account backed group annuity with no maturity date. Upon a discontinuance of the contract, contract value would be paid no later than 90 days from the date the Plan Sponsor provides notice to discontinue. This contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a fair value adjustment does not apply upon discontinuance. There are not any specific securities in the insurer’s general account that back the liabilities of this annuity contract. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Income Contract (GIC) and therefore there are not any known cash flows that could be discounted. As a result, the fair value is equal to the contract value.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. When establishing interest crediting rates for the Fund, the issuer considers many factors, including current economic and market conditions, the general interest rate environment and both expected and actual experience of a reference portfolio within the issuer’s general account. The average yield based on actual earnings was approximately 2.25% and 2.6% for 2013 and 2012, respectively. The interest rate credited to participant accounts for these investment contracts is reset semiannually by the issuer but cannot be less than 1.5% and was 2.25% and 2.6% at December 31, 2013 and 2012, respectively.

Generally there are not any events that could limit the ability of the Plan to transact at contract value within 90 days of request or in rare circumstances, contract value paid over a longer time period. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

The following table presents the Plan’s level 3 investments, the valuation techniques used to measure the fair value and the significant unobservable inputs.

December 31, 2013

Investment (by Class)	Fair Value	Valuation Technique	Significant Unobservable Inputs	Percentage
Guaranteed Income Fund	$5,998,330	Fair value is contract value	Minimum Crediting Rate	2.25%

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Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

 Notes to Financial Statements (continued)

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2013-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Risks and Uncertainties

The Plan provides investment alternatives in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related Party Transactions

The Plan holds units of pooled separate accounts managed by Prudential, the trustee of the Plan. The Plan also provides for an investment option in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

During the years ended December 31, 2013 and 2012 the Plan recorded dividend income of $211,756 and $143,360, respectively, from the Company’s shares.

13

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Employer ID # 38-2683519 Plan #001

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Identity	Description of Investment Including
of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Lessor or Similar Party	in fair value of investments:	Value

*Prudential Retirement Insurance Company	Guaranteed Income Fund	$5,998,330
*Prudential Retirement Insurance Company	Fidelity Contrafund Account	4,013,099
*Prudential Retirement Insurance Company	Vanguard Wellington / Admiral Fund	2,559,139
*Prudential Retirement Insurance Company	International Blend / Thornburg Fund	1,859,782
*Prudential Retirement Insurance Company	T Rowe Price Growth Stock Strategy	1,445,732
*Prudential Retirement Insurance Company	Mid Cap Growth / Artisan Partners Fund	1,364,012
*Prudential Retirement Insurance Company	Mid Cap Growth / TimesSquare Fund	1,350,195
*Prudential Retirement Insurance Company	Dryden S&P 500 Index Fund	1,296,498
*Prudential Retirement Insurance Company	Investment Grade Coporate Bond / PIM Fund	1,185,769
*Prudential Retirement Insurance Company	Large Cap Value / LSV Asset Management Fund	1,152,043
*Prudential Retirement Insurance Company	Oppenheimer Global Class A	1,086,537
*Prudential Retirement Insurance Company	Fidelity Growth and Income Account	1,067,269
*Prudential Retirement Insurance Company	American Century Ultra Account	978,294
*Prudential Retirement Insurance Company	Mid Cap Value / Integrity Fund	858,913
*Prudential Retirement Insurance Company	Balanced I / Wellington Management Fund	846,348
*Prudential Retirement Insurance Company	Oakmark Equity and Income Class I	823,884
*Prudential Retirement Insurance Company	Small Cap Value / Kennedy Capital Fund	775,660
*Prudential Retirement Insurance Company	Small Cap Blend / WHV Fund	684,544
*Prudential Retirement Insurance Company	Large Cap Value / Barrow Hanley Fund	628,191
*Prudential Retirement Insurance Company	High Yield Bond / Caywood-Scholl Fund	489,835
*Prudential Retirement Insurance Company	International Growth / Artisan Partners	466,124
*Prudential Retirement Insurance Company	Templeton Foreign Strategy	202,977
*Prudential Retirement Insurance Company	Invesco Small Cap Growth Strategy	170,380
*Prudential Retirement Insurance Company	Core Bond Enhanced Index / PIM Fund	165,613
*Prudential Retirement Insurance Company	Lifetime Growth Fund	156,219
*Prudential Retirement Insurance Company	Large Cap Blend / AJO Fund	112,668
*Prudential Retirement Insurance Company	Prudential Day One IFX Targ Bal	90,447
*Prudential Retirement Insurance Company	Lifetime Aggressive Growth Fund	88,037
*Prudential Retirement Insurance Company	Lifetime Balanced Fund	78,557
*Prudential Retirement Insurance Company	Lifetime Conservative Growth Fund	46,688
*Prudential Retirement Insurance Company	Lifetime Income and Equity Fund	35,009

*Saga Communications, Inc.	Saga Common Stock	6,111,482
*Participant loans receivable	Interest rates 4.25% to 9.25%	635,663
Total investments		$38,823,938

* Party-in-interest

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAGA COMMUNICATIONS, INC.
EMPLOYEES’ 401(K) SAVINGS AND
INVESTMENT PLAN

Date: June 27, 2014	/s/ Marcia K. Lobaito
Marcia K. Lobaito
Plan Administrator

Date: June 27, 2014	/s/ Catherine Bobinski
Catherine Bobinski
Senior Vice President and
Chief Accounting Officer

15

EXHIBIT INDEX

Exhibits

23.1	Consent of Ernst & Young LLP

16